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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-1-2011 (MM/DD/YY) AND ENDING 8-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Factset Data Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Merritt 7
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurizio Nicolelli (203)810-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Atlantic Street	Stamford		06901
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV - 1 2012
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm 11/7/12

OATH OR AFFIRMATION

I, Maurizio Nicolelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Operations Principal

Title



Notary Public

my comm expires 12-31-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

October 30, 2012

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir:

We submit herewith the following reports of FactSet Data Systems, Inc. (the "Company"):

- Company's Statement of Financial Condition as of August 31, 2012.
- Company's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended August 31, 2012.

It is our understanding that the Company's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,



Maurizio Nicolelli
Financial Operations Principal
FactSet Data Systems, Inc.

Enclosures

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Financial Condition
August 31, 2012



pwc

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Financial Condition
August 31, 2012

FactSet Data Systems, Inc.

(a wholly owned subsidiary of FactSet Research Systems Inc.)

Index



Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company"), a wholly owned subsidiary of FactSet Research Systems Inc., at August 31, 2012, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

October 26, 2012

PricewaterhouseCoopers LLP, 300 Atlantic Street, Stamford, CT 06901
T: (203) 539 3000, F: (813) 207 3999, www.pwc.com/us

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)
Statement of Financial Condition
August 31, 2012

Assets		
Cash and cash equivalents	$	3,308,340
Receivable from parent company		14,580
Total Assets	$	3,322,920
Shareholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2012	$	9
Capital in excess of par value		24,991
Retained earnings		3,297,920
Total Shareholder's Equity		3,322,920
Total Liabilities and Shareholder's Equity	$	3,322,920

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Basis of Accounting
The financial statements of the Company are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes and allocated expenses. Actual results could differ from those estimates.

Revenue Recognition
Revenue is earned by the Company through agreements with external clearing brokers to receive royalties on a monthly basis based for the Parent's services to clients. The Company earns the right to receive royalty revenue from the clearing brokers when the associated services are delivered.

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company together with office and data center facilities and computer equipment. The Parent charges an allocation fee of 95% of the Company's revenues for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Fair Value
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The guidance for fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level 1 inputs have the highest reliability and are related to assets with quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices that are observable, either directly or indirectly, with fair value being determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market investments with maturities of three months or less at the date of acquisition and are reported at fair value. The Company's institutional money market funds maintained with one financial institution are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. The Company's cash equivalents are classified as Level 1. See Note 3 for further discussion surrounding the fair value of the Company's cash equivalents. During fiscal 2012, FactSet Research Systems, Inc. withdrew capital of $23.4 million, of which $18 million was withdrawn in cash and the remaining $5.4 million was recorded as a reduction in the receivable from parent company.

Receivable from Parent Company
Receivable from parent company is the amount due from the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. Tax liabilities payable to the Parent as of August 31, 2012 totaled $64,002 and are recorded as part of the intercompany account settlement.

Subsequent Events
The Company performed an evaluation of subsequent events through October 26, 2012, the date the financial statements were issued, based on the accounting guidance for subsequent events and determined that there are no events that have occurred that would require recognition or additional disclosure in these financial statements.

3. Fair Value Measures

Fair Value Hierarchy
The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels. FactSet has categorized its cash equivalents within the hierarchy as follows:

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. These Level 1 assets and liabilities include the Company's investments in institutional money market funds that are classified as cash equivalents.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. There were no Level 2 assets or liabilities held by the Company as of August 31, 2012.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. Certain assets would be classified within Level 3 of the fair value hierarchy because they trade

infrequently and, therefore, have little or no transparency. There were no Level 3 assets or liabilities held by the Company as of August 31, 2012.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company's institutional money market funds are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. As such, the fair value of the Company's cash equivalents was $3,308,340 and classified as Level 1.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
No assets or liabilities were required to be measured at fair value on a non-recurring basis as of August 31, 2012. As such, during fiscal 2012, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2012, the Company had net capital of $3,242,173, which was $3,237,173 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2012, thus in compliance with the required ratio of aggregate indebtedness to net capital.

5. Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. Cash and cash equivalents are maintained with one financial institution. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Financial Condition
August 31, 2012

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)
Index

Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company"), a wholly owned subsidiary of FactSet Research Systems Inc., at August 31, 2012, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

October 26, 2012

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Financial Condition
August 31, 2012

Assets	
Cash and cash equivalents	$ 3,308,340
Receivable from parent company	14,580
Total Assets	$ 3,322,920
Shareholder's equity	
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2012	$ 9
Capital in excess of par value	24,991
Retained earnings	3,297,920
Total Shareholder's Equity	3,322,920
Total Liabilities and Shareholder's Equity	$ 3,322,920

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Basis of Accounting
The financial statements of the Company are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes and allocated expenses. Actual results could differ from those estimates.

Revenue Recognition
Revenue is earned by the Company through agreements with external clearing brokers to receive royalties on a monthly basis based for the Parent's services to clients. The Company earns the right to receive royalty revenue from the clearing brokers when the associated services are delivered.

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company together with office and data center facilities and computer equipment. The Parent charges an allocation fee of 95% of the Company's revenues for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Fair Value
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The guidance for fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level 1 inputs have the highest reliability and are related to assets with quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices that are observable, either directly or indirectly, with fair value being determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market investments with maturities of three months or less at the date of acquisition and are reported at fair value. The Company's institutional money market funds maintained with one financial institution are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. The Company's cash equivalents are classified as Level 1. See Note 3 for further discussion surrounding the fair value of the Company's cash equivalents. During fiscal 2012, FactSet Research Systems, Inc. withdrew capital of $23.4 million, of which $18 million was withdrawn in cash and the remaining $5.4 million was recorded as a reduction in the receivable from parent company.

Receivable from Parent Company
Receivable from parent company is the amount due from the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. Tax liabilities payable to the Parent as of August 31, 2012 totaled $64,002 and are recorded as part of the intercompany account settlement.

Subsequent Events
The Company performed an evaluation of subsequent events through October 26, 2012, the date the financial statements were issued, based on the accounting guidance for subsequent events and determined that there are no events that have occurred that would require recognition or additional disclosure in these financial statements.

3. Fair Value Measures

Fair Value Hierarchy
The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels. FactSet has categorized its cash equivalents within the hierarchy as follows:

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. These Level 1 assets and liabilities include the Company's investments in institutional money market funds that are classified as cash equivalents.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. There were no Level 2 assets or liabilities held by the Company as of August 31, 2012.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. Certain assets would be classified within Level 3 of the fair value hierarchy because they trade

infrequently and, therefore, have little or no transparency. There were no Level 3 assets or liabilities held by the Company as of August 31, 2012.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company's institutional money market funds are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. As such, the fair value of the Company's cash equivalents was $3,308,340 and classified as Level 1.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
No assets or liabilities were required to be measured at fair value on a non-recurring basis as of August 31, 2012. As such, during fiscal 2012, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2012, the Company had net capital of $3,242,173, which was $3,237,173 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2012, thus in compliance with the required ratio of aggregate indebtedness to net capital.

5. Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. Cash and cash equivalents are maintained with one financial institution. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.


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